                                                                    EXHIBIT 99.1


BRASCAN                                                             NEWS RELEASE
STOCK SYMBOL:  BNN  TSE/NYSE



             BRASCAN ANNOUNCES THIRD QUARTER EARNINGS OF $70 MILLION STRONG PERFORMANCE FROM THREE OF FOUR BUSINESS SECTORS


TORONTO, NOVEMBER 8, 2001 - Brascan Corporation today announced income from continuing operations for the nine months ended September 30, 2001 of $266 million or $1.35 per share, down from $297 million or $1.51 per share in the same period of 2000. Total income for the first nine months of 2000 was $557 million, which included gains of $260 million.

Strong performance in three of the company's four business sectors resulted in earnings of $70 million in the third quarter, compared to $106 million in the same period last year. The decline is principally attributable to lower prices for natural resource products.

The earnings contribution from property, energy and financial operations increased to $134 million for the third quarter of 2001, an improvement of 12% compared with the same quarter last year. Year to date, these operations increased their contribution to $400 million, a 19% improvement over last year. Each of these operations performed better than last year and the outlook for the balance of 2001 remains positive.

Natural resource operations, however, were severely impacted by lower metal prices, resulting in losses from these operations of $22 million for the quarter and $4 million for the year to date. The negative impact relative to last year was $58 million for the current quarter and $127 million for the year to date.


2001 FINANCIAL HIGHLIGHTS

The following table highlights the solid performance of three of the company's four principal areas of operation in contrast to the losses incurred in the natural resource sector:

                                           Three months ended     Nine months ended
                                              September 30           September 30
MILLIONS (CDN.$)                            2001        2000       2001        2000
----------------                            ----        ----       ----        ----
OPERATING INCOME
      Property operations                  $   37      $   25     $  129      $   81
      Energy operations                        27          16         74          56
      Financial and other operations           44          41        134         112
      Investment and other income              26          38         63          87
                                           ------      ------     ------      ------
                                              134         120        400         336
      Natural resource operations             (22)         36         (4)        123
                                           ------      ------     ------      ------
                                              112         156        396         459
UNALLOCATED EXPENSES                           42          50        130         162
                                           ------      ------     ------      ------
INCOME FROM CONTINUING OPERATIONS          $   70      $  106     $  266      $  297
                                           ======      ======     ======      ======


Robert Harding, Chairman of Brascan, commented that "THE BENEFITS OF OUR DIVERSIFIED ASSET BASE ARE CLEARLY APPARENT IN OUR MOST RECENT FINANCIAL RESULTS. A MAJOR PRIORITY FOR US HAS BEEN TO BUILD THE STABLE PORTION OF OUR EARNINGS BASE, WITH THE OBJECTIVE OF CUSHIONING OUR OVERALL RESULTS FROM THE IMPACT OF MARKET DOWNTURNS ON OUR LONGER CYCLE MINING AND FOREST PRODUCT OPERATIONS."

2001 OPERATING HIGHLIGHTS


- The group's property executives excelled in safeguarding the interests of tenants and in expediting the re-occupancy of the group's downtown New York office buildings following the tragic events of September 11.

- Over 3 million square feet of office space has been leased, representing three times the contractually expiring amount, in accord with our program to extend the term of our overall lease portfolio.

- Six hydroelectric power plants were acquired in Maine, which together with existing and potential transmission interconnections will add meaningfully to the returns from our energy operations.

- Important additions were made to our mining base through exploration success and the acquisition of significant mineral resources in Chile and Argentina.

- The giant Antamina copper-zinc mine in Peru was commissioned four months ahead of schedule and within budget.

- $530 million of group equity securities were repurchased in the current year to further enhance shareholder value.


OPERATING OVERVIEW

Property operations contributed $129 million in the first nine months of 2001, up from $81 million in the same period last year. The contribution for the third quarter increased to $37 million from $25 million last year. This improvement reflects higher returns from commercial properties as a result of proactive re-leasing programs as well as gains on the sale of part interests in three office properties earlier in the year.

Working closely with city and state authorities, Brookfield made exceptional progress in returning tenants to their office premises in downtown New York. One Liberty Plaza opened for occupancy on October 24, 2001, 36 days ahead of plan, and Merrill Lynch began to re-occupy its premises in World Financial Center later in the same week.

Energy operations contributed $74 million in the first nine months, up from $56 million last year. The third quarter contribution from this sector increased to $27 million from $16 million. Higher revenues from marketing operations and the return to more normal water flows on the lower Mississippi River were partly offset by lower precipitation levels in northern Ontario and western Quebec.

Financial and other operations contributed $134 million in the first nine months, up from $112 million last year, reflecting growth in investment banking, asset management services and security gains recorded earlier in the year. The contribution from financial services and other operations in the third quarter increased to $44 million from $41 million last year.

Natural resource operations lost $4 million in the first nine months, compared to a contribution of $123 million last year. Most of this change occurred in the third quarter, with earnings declining from $36 million last year to a loss of $22 million this year. Copper, nickel and zinc prices fell 32%, 31% and 28%, respectively, relative to the third quarter of 2000. The contribution from forest product operations also declined, due mainly to lower panelboard and pulp prices.


2                                                            Brascan Corporation

With the mining industry being challenged by the recent severe drop in base metal prices, Noranda has intensified its efforts to achieve productivity improvements and reduce costs. In October, steps were taken to reduce administrative and development costs by approximately $60 million annually. Progress also continues to be made in implementing Six Sigma and other productivity enhancement programs, with over 1,000 people now trained in this highly disciplined approach to management.

Cash flow from operations for the nine months ended September 30, 2001 increased to $358 million from $336 million in the same period in 2000. Cash flow from operations for the third quarter of 2001 increased to $119 million from $103 million in the same period last year. These increases were principally due to increased cash flow contributions from the company's financial and energy operations.


BUSINESS DEVELOPMENTS

Progress continues on the company's business development program to expand and add value to the group's production and earnings base.

Property Operations

- Brookfield acquired the land lease under the recently acquired 2.6 million square foot Bankers Hall office complex in Calgary, which enhanced its value and facilitated the refinancing of the property with a $378 million non-recourse 12-year mortgage.

- Over 3 million square feet of office space was proactively re-leased during the first nine months of the year, thereby reducing portfolio risk and positioning our office property business to maintain its strong record of financial performance in the event of a prolonged economic slowdown.

- Construction continues on the 1.2 million square foot CIBC World Markets office tower at 300 Madison Avenue in midtown Manhattan for completion in early 2004.

Energy Operations

- In October, a hydroelectric generating and transmission system was acquired in northern Maine for $245 million, comprised of six generating stations with a total capacity of 127 megawatts (MW). The transmission facilities include a 20 MW interconnection to the New England Power Pool, which will be expanded to 130 MW after the acquisition closes in early 2002.

- Construction continued on four hydroelectric generating stations in Ontario, British Columbia and southern Brazil, with an aggregate capacity of 121 MW.

Financial Services and Other

- Trilon launched the Tricap Restructuring Fund to focus on corporate restructurings and turnaround situations. The market timing and interest in this fund has been excellent, with closing subscriptions expected shortly.

- The Imagine Group, Trilon's finite risk reinsurance subsidiary, made good progress in expanding its business base, including the acquisition during the quarter of Enterprise Re, a US-based re-insurance company.


Third Quarter 2001 Press Release                                               3

Natural Resource Operations


- The Antamina copper-zinc mine in northern Peru achieved commercial production in October, four months ahead of schedule. Antamina will be among the largest and lowest-cost producers in the world, with average annual production of 300,000 tonnes of copper and 280,000 tonnes of zinc contained in concentrate.

- The Lomas Bayas copper mine in northern Chile, acquired through Falconbridge in July, achieved its highest quarterly production rate since it began operating, increasing its expected annual production of copper cathode to approximately 56,000 tonnes.

- The group's mineral resources were increased with the purchase in September of the El Pachon copper deposit in western Argentina and the exploration successes at the La Fortuna deposit in Chile, where inferred mineral resources were announced to be 410 million tonnes grading 0.61% copper and 0.56 grams per tonne of gold.

- The $185 million Barton oriented strandboard mill in Alabama commenced production in July, and the $40 million particleboard line being installed at the Cowie mill in Scotland is on schedule for completion by year end.


CAPITAL REPURCHASE PROGRAM

Shares of Brascan and its affiliates continued to be repurchased during the quarter in order to increase value for the benefit of the group's continuing shareholders. During the first nine months of 2001, $530 million of group securities were acquired.

- Brascan acquired 2,903,300 of its Class A common shares through normal course purchases, including 2,019,900 acquired during the third quarter.

- Brascan acquired 4.3 million publicly held common shares of Great Lakes Power under a going-private transaction approved by Great Lakes Power's shareholders. These shares were acquired in exchange for $250,000 in cash and 3.9 million Class A common shares of Brascan.

- Brascan acquired 6,526,700 common shares of Nexfor through normal course purchases to increase its ownership of Nexfor to 38%.

- Trilon acquired 14.5 million of its common shares for a total cost of $175 million under a substantial issuer bid, increasing Brascan's ownership of Trilon to 71%.


CORPORATE FINANCINGS

In September, Brascan issued 10,000,000 5.75% Class A Preference Shares, Series 10, to raise $243 million of net proceeds for general corporate purposes, including increasing its interests in its principal business units. These shares commenced trading on The Toronto Stock Exchange on September 17, 2001 under the symbol BNN.PR.H.

During the quarter Brascan reset the dividend rate on its Class A Preference Shares, Series 8 from a fixed annual rate of 6.25% payable quarterly, to a variable rate based on the prime rate payable monthly. Holders of $174 million of these shares elected to convert their shares on a one-for-one basis into a new series of Brascan Class A Preference Shares, Series 9 (BNN.PR.G) paying a fixed dividend rate of 5.63% for the five


4                                                            Brascan Corporation
years commencing November 1, 2001. Holders of the $26 million of Series 8 Preference Shares who elected to retain their existing shareholdings will receive a variable rate dividend, with another opportunity to convert their shares into the Series 9 Preference Shares on November 1, 2006 and every five years thereafter.

In October, Brascan filed a preliminary short-form prospectus that enables the company to issue debt securities in an aggregate amount of US$500 million over a two-year period. The proceeds of any issues under this filing will be used for general corporate purposes, including increasing the company's interests in its principal business units and the repayment of corporate debt.

OUTLOOK

Robert Harding, Brascan's Chairman, in commenting on the outlook for the current year, stated that: "WE ENTER THE CURRENT DOWNTURN WITH THREE OF OUR FOUR BUSINESS UNITS RECORDING SOLID EARNINGS GAINS. IN THE NATURAL RESOURCE SECTOR, WHICH IS HEAVILY IMPACTED BY OVER-SUPPLY AND RECORD LOW PRICES, WE ARE SOUNDLY FINANCED AND WELL POSITIONED TO ADD TO OUR OPERATING BASE THROUGH THE PURCHASE OF QUALITY ASSETS, WHICH ARE NOW BECOMING AVAILABLE AT REASONABLE PRICES. WE ARE ALSO CONTINUING OUR FOCUS ON RESTRUCTURING OUR EXISTING OPERATIONS IN ACCORDANCE WITH OUR SIX SIGMA AND OTHER PROFIT IMPROVEMENT PROGRAMS."

                                     *******

BRASCAN CORPORATION owns and operates real estate, power generating, financial and natural resource businesses, located principally in North and South America. The Company's goal is to build long-term shareholder value by creating sustainable cash flows generated from high quality assets and by continuously developing new opportunities for future growth. Brascan is listed on The Toronto Stock Exchange and the New York Stock Exchange under the symbol BNN.

For more information, please visit our web site at www.brascancorp.com or contact the following individuals:

MEDIA:                                    INVESTOR AND FINANCIAL ANALYSTS:
Robert J. Harding                         Richard Legault                       Katherine C. Vyse
Chairman                                  Senior Vice-President and             Vice-President
416-363-9491                              Chief Financial Officer               Investor Relations
                                          416-956-5183                          416-369-8246

--------------------------------------------------------------------------------
A conference call has been arranged for investors and analysts to discuss Brascan's third quarter results with senior management on Thursday, November 8 at 2:00 p.m. (ENT). The call can be accessed by dialing 416-641-6693 (local and overseas) or 1-800-937-4595 (toll free in North America) at approximately 1:50 p.m. A taped rebroadcast of the teleconference will be available until December 6, 2001 by calling 416-626-4100 and entering reservation number 19914567. This conference call will also be Webcast live on our web site at www.brascancorp.com, where it will be archived for future reference. Consolidated Financial Statements
--------------------------------------------------------------------------------


Third Quarter 2001 Press Release                                               5

      CONSOLIDATED BALANCE SHEET (UNAUDITED)

                                                   SEPTEMBER 30  December 31
MILLIONS                                              2001          2000
                                                     -------       -------
ASSETS
 Cash and cash equivalents                           $   109       $   347
 Securities                                            2,517         2,371
 Accounts and notes receivable                         2,723         2,833
 Investments accounted for using equity method         3,737         3,654
 Property, plant and equipment                         2,190         2,018
 Other assets                                            556           378
                                                     -------       -------
                                                     $11,832       $11,601
                                                     =======       =======

LIABILITIES
 Corporate borrowings                                $ 1,249       $ 1,360
 Subsidiary company borrowings                         2,522         2,420
                                                     -------       -------
                                                       3,771         3,780
 Accounts payable and deferred credits                 1,264         1,207

CAPITAL BASE AND OTHER SHAREHOLDERS' INTERESTS
 Minority interests                                    1,508         1,701
 Shareholders' equity(Note 4)                          5,289         4,913
----------------------------------------------       -------       -------
                                                       6,797         6,614
                                                     -------       -------
                                                     $11,832       $11,601
                                                     =======       =======


                                     *******


Note: This news release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "believe", "expect", "anticipate", "intend", "estimate" and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the company's continuous disclosure documents, including its 40-F filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.


6                                                            Brascan Corporation

CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)

                                                         Three months ended September 30       Nine months ended September 30
MILLIONS, EXCEPT PER SHARE AMOUNTS                              2001         2000                     2001         2000
                                                               ------       ------                   ------       ------

GROUP REVENUES                                                 $3,170       $3,254                   $9,739       $9,892
 Revenue of equity accounted affiliates                         2,862        2,957                    8,827        9,034
                                                               ------       ------                   ------       ------

 Consolidated revenues                                            308          297                      912          858
 Equity in pre-tax earnings of affiliates                          23           78                      173          314
                                                               ------       ------                   ------       ------

INCOME BEFORE THE UNDERNOTED ITEMS                                331          375                    1,085        1,172
 Operating expenses                                               149          144                      453          428
 Interest expense                                                  70           65                      204          190
 Minority interests                                                31           40                      102          120
 Taxes and other provisions                                        11           20                       60          137
                                                               ------       ------                   ------       ------

INCOME FROM CONTINUING OPERATIONS                                  70          106                      266          297
 Income and gain on the sale
  of discontinued operations (Note 6)                              --           --                       --          260
                                                               ------       ------                   ------       ------
NET INCOME                                                     $   70       $  106                   $  266       $  557
                                                               ======       ======                   ======       ======

PER BASIC CLASS A AND CLASS B COMMON SHARE
 Income from continuing operations                             $ 0.36       $ 0.57                   $ 1.36       $ 1.53
 Net income                                                    $ 0.36       $ 0.57                   $ 1.36       $ 3.02
                                                               ======       ======                   ======       ======

PER DILUTED CLASS A AND CLASS B COMMON SHARE
 Income from continuing operations                             $ 0.35       $ 0.55                   $ 1.35       $ 1.51
 Net income                                                    $ 0.35       $ 0.55                   $ 1.35       $ 2.96
                                                               ======       ======                   ======       ======

CONSOLIDATED STATEMENT OF RETAINED EARNINGS (UNAUDITED)

                                       Three months ended September 30       Nine months ended September 30
MILLIONS                                      2001         2000                    2001         2000
                                             ------       ------                  ------       ------

BALANCE, BEGINNING OF PERIOD                 $2,455       $2,279                  $2,367       $1,938
 Net income                                      70          106                     266          557
                                             ------       ------                  ------       ------
                                              2,525        2,385                   2,633        2,495
                                             ------       ------                  ------       ------

SHAREHOLDER DISTRIBUTIONS
 Convertible note interest                        1            1                       3            5
 Preferred share dividends                       10           11                      31           32
 Common share dividends                          44           42                     129          127
                                             ------       ------                  ------       ------
                                                 55           54                     163          164
                                             ------       ------                  ------       ------
BALANCE, END OF PERIOD                       $2,470       $2,331                  $2,470       $2,331
                                             ======       ======                  ======       ======

Third Quarter 2001 Press Release                                               7

CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

                                                                   Three months ended September 30    Nine months ended September 30
MILLIONS                                                                   2001           2000             2001           2000
                                                                         -------        -------          -------        -------

GROUP OPERATING CASH FLOW                                                $   276        $   362          $   953        $ 1,324
Operating cash flows
of equity accounted affiliates                                               157            259              595            988
                                                                         -------        -------          -------        -------

CONSOLIDATED CASH FLOW FROM OPERATIONS(Note 9)                               119            103              358            336
                                                                         -------        -------          -------        -------

FINANCING AND SHAREHOLDER DISTRIBUTIONS
Corporate borrowings:
Issuances                                                                     --             10               57             20
Repayments                                                                  (150)            (1)            (230)          (307)
Subsidiary company borrowings:
Issuances                                                                     56             27              179            203
Repayments                                                                    (3)            (1)            (217)            (8)
Minority interests                                                            --             --             (176)            --
Convertible note repurchases                                                  --             --               --            (40)
Shares:
Issuances                                                                    250             --              250             --
Repurchases                                                                  (57)           (80)             (79)           (81)
Convertible note interest paid                                                (1)            (1)              (3)            (5)
Dividends paid                                                               (54)           (53)            (160)          (159)
                                                                         -------        -------          -------        -------

                                                                              41            (99)            (379)          (377)
                                                                         -------        -------          -------        -------

INVESTING
Securities:
Purchases                                                                    (89)          (170)            (308)          (287)
Sales                                                                         23            114              162            289
Loans and other receivables:
Advances                                                                    (464)          (183)          (1,013)          (805)
Collections                                                                  298            328            1,220            543
Investment in property and equipment                                          (5)            (3)            (140)          (121)
Corporate investments:
Purchases                                                                    (23)            --              (51)            --
Sales                                                                         --             --               --            619
Other                                                                        (50)           (61)             (87)          (163)
                                                                         -------        -------          -------        -------

                                                                            (310)            25             (217)            75
                                                                         -------        -------          -------        -------

CASH AND CASH EQUIVALENTS
Increase (decrease)                                                         (150)            29             (238)            34
Balance, beginning of period                                                 259            105              347            100
                                                                         -------        -------          -------        -------

Balance, end of period                                                   $   109        $   134          $   109        $   134
                                                                         =======        =======          =======        =======


8                                                            Brascan Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.       SUMMARY OF ACCOUNTING POLICIES

Reference is made to the company's most recently issued Annual Report, which includes information necessary or useful to understanding the company's businesses and financial statement presentation. In particular, the company's significant accounting policies and practices are presented as Note 1 to the Consolidated Financial Statements included in that Report. The company's accounting policies and methods of their application are consistent with those of the most recent annual financial statements, except as may be described elsewhere in these financial statements.

         The quarterly financial statements are unaudited. Financial information in this Report reflects any adjustments (consisting only of normal recurring adjustments) that are, in the opinion of management, necessary to a fair statement of results for the interim periods in accordance with generally accepted accounting principles in Canada.

         The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. Certain prior year amounts have been restated or reclassified to conform to the current year's presentation.

2.       REVENUE AND EXPENSE RECOGNITION

Revenue from loans and investments, less a provision for uncollectible interest, fees, commissions or other amounts is recorded on the accrual basis. In cases where management doubts the future collectibility, no further interest income is recorded. Provisions are established in instances where, in the opinion of management, there is reasonable doubt concerning the repayment of principal and interest. Where necessary, provisions against assets are made on a specific or general basis in light of known or probable credit or market risk.

         Gains on the exchange of assets are deferred until realized by sale. Gains resulting from the exercise of options and other participation rights are recognized only when the securities acquired are sold. Commissions from property brokerage are recognized at the time a firm offer is negotiated. Revenues from the sale of electricity are recorded based upon output delivered and capacity provided at rates as specified under contract terms or prevailing market rates. Electricity sales revenue is recognized when power is provided. Revenue and income on development properties are recognized on a percentage of completion basis.

         Group revenues and operating cash flows include all revenue and cash flow of the company, its subsidiaries and its equity accounted investees.

3.       CHANGE IN ACCOUNTING POLICIES

In the first quarter of 2001, the company adopted the new accounting standard issued by the Canadian Institute of Chartered Accountants on Earnings Per Share. The new section harmonizes Canadian standards with the United States standards for the calculation of diluted earnings per share. All earnings per share numbers have been retroactively restated and the changes are not significant.

4.       SHAREHOLDERS' EQUITY

                                                                                            SEPTEMBER 30      December 31
MILLIONS                                                                                            2001             2000
---------------------------------                                                           ------------      -----------
Convertible notes                                                                           $         99      $        99
Class A Preference shares                                                                            982              732
Class A and Class B common shares                                                                  4,208            4,082
                                                                                            ------------      -----------
                                                                                            $      5,289      $     4,913
                                                                                            ============      ===========

Third Quarter 2001 Press Release                                               9

5. COMMON SHARES OUTSTANDING

                                                                                            SEPTEMBER 30      December 31
                                                                                                    2001             2000
                                                                                            ------------      -----------
Class A and Class B common shares issued                                                     170,421,272      169,375,803
Unexercised options                                                                            3,480,917        3,012,707
Reserved for conversion of subordinated notes                                                  3,106,847        3,116,782
                                                                                            ------------      -----------
Total fully diluted Class A and Class B common shares                                        177,009,036      175,505,292
                                                                                            ============      ===========
Exercisable options                                                                            2,001,387        1,965,037
                                                                                            ============      ===========

6. INCOME AND GAIN ON SALE OF DISCONTINUED OPERATIONS

In March 2000, the company sold its investment in Canadian Hunter Exploration Inc. for gross proceeds of $619 million. After providing for taxes and other costs in connection with the sale, the company realized a net gain of $250 million. Brascan's share of Canadian Hunter's income in 2000 prior to its sale was $10 million.

7. SEGMENTED INCOME STATEMENT

The company's business segments are based on the industry sectors which the company uses to manage its businesses and assess their operating performance.

                                                            Three months ended September 30     Nine months ended September 30
MILLIONS, EXCEPT PER SHARE AMOUNTS                               2001             2000             2001             2000
----------------------------------                          -------------------------------     ------------------------------
OPERATING INCOME

     Property operations                                    $       37          $    25          $   129           $   81
     Energy operations                                              27               16               74               56
     Financial and other operations                                 44               41              134              112
     Investment and other income                                    26               38               63               87
                                                            ----------          -------          -------           ------
                                                                   134              120              400              336
     Natural resource operations                                   (22)              36              (4)              123
                                                            ----------          -------          -------           ------
                                                                   112              156              396              459
                                                            ----------          -------          -------           ------

UNALLOCATED EXPENSES

     Interest expense                                               23               27               73               80
     Minority interests                                             16               17               48               50
     Operating and other costs                                       3                6                9               32
                                                            ----------          -------          -------           ------
                                                                    42               50              130              162
                                                            ----------          -------          -------           ------
INCOME FROM CONTINUING OPERATIONS                                   70              106              266              297
     Income and gain on sale of discontinued operations              -                -                -              260
                                                            ----------          -------          -------           ------
NET INCOME                                                    $     70          $   106          $   266           $  557
                                                            ==========          =======          =======           ------
PER DILUTED CLASS A AND CLASS B COMMON SHARE

     Income from continuing operations                        $   0.35          $  0.55          $  1.35           $ 1.51
     Net income                                               $   0.35          $  0.55          $  1.35           $ 2.96
                                                            ----------          -------          -------           ------


10                                                           Brascan Corporation

8. SEGMENTED BALANCE SHEET ANALYSIS

Brascan's segmented balance sheets, showing the equity investment in each business segment as at September 30, 2001 and December 31, 2000, were as follows:

                                                                                               SEPTEMBER 30      December 31
MILLIONS                                                                                               2001             2000
---------------------------------                                                              ------------      -----------
OPERATING ASSETS
      Property operations                                                                      $      1,441      $     1,332
      Energy operations                                                                                 836              692
      Financial and other operations                                                                  1,803            1,775
      Natural resource operations                                                                     2,177            2,209
FINANCIAL AND OTHER ASSETS                                                                            1,152            1,137
                                                                                               ------------      -----------
                                                                                               $      7,409      $     7,145
                                                                                               ============      ===========
LIABILITIES

      Corporate borrowings                                                                     $      1,249      $     1,360
      Accounts payable and deferred credits                                                             265              266

CAPITAL BASE AND OTHER SHAREHOLDERS' INTERESTS

      Minority interests                                                                                606              606
      Shareholders' equity                                                                            5,289            4,913
                                                                                               ------------      -----------
                                                                                                      5,895            5,519
                                                                                               ------------      -----------
                                                                                               $      7,409      $     7,145
                                                                                               ============      ===========

9. CASH FLOW FROM OPERATIONS

                                                             Three months ended September 30          Nine months ended September 30
MILLIONS                                                         2001                2000                2001                2000
----------------------------------                           -------------------------------          ------------------------------
Income from continuing operations                               $  70               $ 106               $ 266               $ 297
Add (deduct) non-cash items:
     Depreciation and amortization                                 10                  10                  30                  27
     Minority interests                                            31                  40                 102                 120
     Equity income in excess of dividends received                 24                 (45)                (19)               (129)
     Other                                                        (16)                 (8)                (21)                 21
                                                             --------               -----               -----               -----
CASH FLOW FROM OPERATIONS                                       $ 119               $ 103               $ 358               $ 336
                                                             ========               =====               =====               =====


Third Quarter 2001 Press Release                                              11

10. NET ASSET VALUE

The composition of the company's net asset value by business sector and the principal affiliates operating in each sector at September 30, 2001 and December 31, 2000 are set out in the following table:

                                                                  Number of Common Shares     SEPTEMBER 30     December 31
MILLIONS, EXCEPT PER SHARE AMOUNTS             Affiliate                  and Equivalents             2001            2000
------------------------------------           -----------        -----------------------     ------------     -----------
OPERATING ASSETS

      Property operations                      Brookfield                      78.1            $   2,270         $  2,062
      Energy operations                        Great Lakes                    121.1                1,709            1,534
      Financial and other operations           Trilon                         106.1                1,440            1,247
                                               Brascan Brazil                  56.0                  580              640
      Natural resource operations              Noranda                         94.1                1,364            1,407
                                               Nexfor                          53.9                  375              337
FINANCIAL AND OTHER ASSETS                                                                         1,152            1,137
                                               --------------------------------------------------------------------------
                                                                                               $   8,890         $  8,364
                                               ==========================================================================

LIABILITIES

      Corporate borrowings                                                                     $   1,249         $  1,360
      Accounts payable and deferred credits                                                          158              142

CAPITAL BASE AND OTHER SHAREHOLDERS' INTERESTS

      Minority interests                                                                             606              606
      Preference shares                                                                              982              732
      Class A and Class B common shares and
         convertible notes                                                                         5,895            5,524
                                               --------------------------------------------------------------------------
                                                                                               $   8,890         $  8,364
                                               ==========================================================================
PER FULLY DILUTED CLASS A AND CLASS B
   COMMON SHARE                                                                                $   33.98         $  32.02
                                               ==========================================================================



Net asset values are derived by valuing the company's publicly traded affiliates at their quoted market values at the end of the reporting period, and by valuing Brascan Brazil at a 25% discount from the estimated domestic market value. The net asset value of Great Lakes is after eliminating $744 million of affiliate preference shares and is based on the market price of the company's shares immediately prior to Brascan's acquisition of the minority shareholdings.

         These net asset values do not reflect underlying values or control premiums attributable to these businesses, nor the transaction costs or taxes that may result from their sale. Restructuring and tax provisions are excluded in determining the underlying values, as these largely relate to accounting adjustments and tax timing differences. Currency and other general financial provisions of $100 million have, however, been deducted. Values used for the company's financial and other assets and loans and accounts payable are included at their recorded book values.




12                                                           Brascan Corporation